Condensed Consolidated Interim Financial Statements

For the three and nine months ended
May 31, 2015
(Unaudited)

INDEX

Condensed Consolidated Interim Statements of Financial Position	1

Condensed Consolidated Interim Statements of Comprehensive Loss	2

Condensed Consolidated Interim Statements of Changes in Equity	3

Condensed Consolidated Interim Statements of Cash Flows	4

Notes to the Condensed Consolidated Interim Financial Statements	5 - 23

Condensed Consolidated Interim Statements of Financial Position
(expressed in Canadian Dollars)
(unaudited)

	May 31,	August 31,
	2015	2014

Assets

Current Assets
Cash and cash equivalents	$7,580,276	$6,017,598
Other receivables	315,953	416,923
Prepaid expenses and deposits	474,385	958,957

	8,370,614	7,393,478

Non-Current Assets
Exploration and evaluation assets (note 5)	8,199,960	7,139,990
Property, plant and equipment (note 6)	103,586,240	102,303,899

	111,786,200	109,443,889

	$120,156,814	$116,837,367

Liabilities

Current Liabilities
Accounts payable	$353,356	$1,099,413
Accrued liabilities	701,091	686,332
Deferred flow-through share premium (note 7)	489,473	-
Warrants denominated in foreign currency (note 8)	870,118	1,720,622
	2,414,038	3,506,367

Non-Current Liabilities
Site closure and reclamation provisions	236,600	236,600

	2,650,638	3,742,967

Shareholders’ Equity

Share Capital (note 9)	164,887,173	158,553,485
Reserve for Warrants (note 9)	4,019,784	3,863,018
Reserve for Share Based Payments (note 9)	16,046,691	15,270,866
Reserve for Brokers’ Compensation Warrants (note 9)	219,238	123,576
Accumulated Deficit	(67,666,710)	(64,716,545)

	117,506,176	113,094,400

	$120,156,814	$116,837,367

Approved on behalf of the Board

“Donald S. Bubar”	, Director

“Brian MacEachen”	, Director

Avalon Rare Metals Inc.	Page 1
Unaudited Financial Statements
For the three and nine months ended May 31, 2015

Condensed Consolidated Interim Statements of Comprehensive Loss
(expressed in Canadian Dollars, except number of shares)
(unaudited)

	Three Months Ended		Nine Months Ended
	May 31,	May 31,	May 31,	May 31,
	2015	2014	2015	2014

Revenue

Interest	$13,536	$16,158	$44,103	$66,732

Expenses

Corporate and administrative	875,169	1,090,217	3,089,811	4,201,496
Impairment loss on exploration and evaluation assets (note 5)	-	-	6,406	25,109
Write-off of land acquisition option payments (note 10)	-	-	212,960	175,104
General exploration	3,666	-	30,148	5,618
Depreciation	17,998	41,419	43,271	126,260
Share based compensation (note 9d)	157,135	310,390	633,092	1,010,432
Foreign exchange loss (gain)	2,368	11,310	(18,992)	23,028
Decrease in fair value of warrants denominated in foreign currency (note 8)	(205,773)	-	(850,504)	-

	850,563	1,453,336	3,146,192	5,567,047

Net Loss before Income Taxes	(837,027)	(1,437,178)	(3,102,089)	(5,500,315)

Deferred Income Tax Recoveries (note 7, 9b)	88,303	-	151,924	-

Net Loss and Total Comprehensive Loss for the period	$(748,724)	$(1,437,178)	$(2,950,165)	(5,500,315)

Loss per Share - Basic and Diluted	$(0.01)	$(0.01)	$(0.02)	$(0.05)

Weighted Average Number of Common Shares Outstanding, Basic and Diluted	142,250,243	112,335,691	135,548,697	109,006,410

Avalon Rare Metals Inc.	Page 2
Unaudited Financial Statements
For the three and nine months ended May 31, 2015

Condensed Consolidated Interim Statements of Changes in Equity
(expressed in Canadian Dollars, except number of shares)
(unaudited)

	Share Capital		Reserves
					Brokers’
	Number of			Share Based	Compensation	Accumulated
	Shares	Amount	Warrants	Payments	Warrants	Deficit	Total
Balance at September 1, 2013	103,796,986	$149,379,724	$3,661,080	$14,912,475	$-	$(58,985,964)	$108,967,315
Equity offerings	8,849,959	6,175,214	-	-	-	-	6,175,214
Issue for other considerations	10,000	6,371	-	-	-	-	6,371
Exercise of options	350,000	252,500	-	-	-	-	252,500
Reserve transferred on exercise of options	-	190,981	-	(190,981)	-	-	-
Share based compensation	-	-	-	1,162,515	-	-	1,162,515
Share issuance costs - cash	-	(396,859)	-	-	-	-	(396,859)
Share issuance costs – common shares issued	-	(684,474)	-	-	-	-	(684,474)
Net loss for the nine month period	-	-	-	-	-	(5,500,315)	(5,500,315)
Balance at May 31, 2014	113,006,945	154,923,457	3,661,080	15,884,009	-	(64,486,279)	109,982,267
Equity offerings	13,336,741	3,976,491	203,912	-	-	-	4,180,403
Issue for other considerations	-	-	2,849	-	-	-	2,849
Compensation warrants issued on equity offerings	-	-	-	-	123,576	-	123,576
Share based compensation	-	-	-	(613,143)	-	-	(613,143)
Share issuance costs – cash	-	(285,683)	(4,823)	-	-	-	(290,506)
Share issuance costs – compensation warrants issued	-	(60,780)	-	-	-	-	(60,780)
Net loss for the three month period	-	-	-	-	-	(230,266)	(230,266)
Balance at August 31, 2014	126,343,686	158,553,485	3,863,018	15,270,866	123,576	(64,716,545)	113,094,400
Equity offerings	26,391,796	7,295,234	184,370	-	-	-	7,479,604
Exercise of options	50,000	11,000	-	-	-	-	11,000
Reserve transferred on exercise of options	-	4,282	-	(4,282)	-	-	-
Compensation warrants issued on equity offerings	-	-	-	-	95,662	-	95,662
Share based compensation	-	-	-	780,107	-	-	780,107
Share issuance costs - cash	-	(884,067)	(24,703)	-	-	-	(908,770)
Share issuance costs – compensation warrants issued	-	(92,761)	(2,901)	-	-	-	(95,662)
Net loss for the nine month period	-	-	-	-	-	(2,950,165)	(2,950,165)
Balance at May 31, 2015	152,785,482	$164,887,173	$4,019,784	$16,046,691	$219,238	$(67,666,710)	$117,506,176

Avalon Rare Metals Inc.	Page 3
Unaudited Financial Statements
For the three and nine months ended May 31, 2015

Condensed Consolidated Interim Statements of Cash Flows
(expressed in Canadian Dollars)
(unaudited)

	Three Months Ended		Nine Months Ended
	May 31,	May 31,	May 31,	May 31,
	2015	2014	2015	2014

Operating Activities

Cash paid to employees	$(499,923)	$(587,053)	$(1,548,648)	$(1,996,888)
Cash paid to suppliers	(288,094)	(557,434)	(1,399,309)	(2,206,367)
Interest received	12,529	15,151	41,115	63,744

Cash Used by Operating Activities	(775,488)	(1,129,336)	(2,906,842)	(4,139,511)

Financing Activities

Share capital – equity offerings	3,881,066	1,122,191	7,464,430	4,873,885
Share capital – exercise of options	11,000	252,500	11,000	252,500

Cash Provided by Financing Activities	3,892,066	1,374,691	7,475,430	5,126,385

Investing Activities

Exploration and evaluation assets	(231,509)	(147,833)	(1,126,402)	(882,625)
Property, plant and equipment	(257,525)	(2,409,193)	(1,898,500)	(7,227,023)

Cash Used by Investing Activities	(489,034)	(2,557,026)	(3,024,902)	(8,109,648)

Change in Cash and Cash Equivalents	2,627,544	(2,311,671)	1,543,686	(7,122,774)

Foreign Exchange Effect on Cash	(2,368)	(11,310)	18,992	(23,028)

Cash and Cash Equivalents – beginning of period	4,955,100	5,490,977	6,017,598	10,313,798

Cash and Cash Equivalents – end of period	$7,580,276	$3,167,996	$7,580,276	$3,167,996

Supplemental Cash Flow Information (note 13)

Avalon Rare Metals Inc.	Page 4
Unaudited Financial Statements
For the three and nine months ended May 31, 2015

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2015
(unaudited)

1.	Nature of Operations and Going Concern

Avalon Rare Metals Inc. (the “Company”) is a publicly listed company incorporated in Canada and continued under the Canada Business Corporations Act. The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AVL), on the NYSE MKT (NYSE MKT: AVL), and the Frankfurt Stock Exchange in Germany.

The registered address, principal address and records office of the Company is located at 130 Adelaide Street West, Suite 1901, Toronto, Ontario, Canada, M5H 3P5.

The Company is in the process of exploring and developing its mineral resource properties. The realization of amounts shown for its exploration and evaluation assets and its development asset - Nechalacho Rare Earth Elements Project (the “Nechalacho REE Project”) is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to develop these assets, and future profitable production or proceeds of disposition from these assets.

The Company is principally engaged in the acquisition, exploration, evaluation and development of rare metal and mineral properties located principally in Canada.

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes the Company will continue to meet its obligations and discharge its liabilities in the normal course of business for the foreseeable future. Different bases of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. The Company is in the exploration and development stage and, as is common with many exploration and development companies, raises funds in the equity markets to conduct its business activities. The Company has incurred losses in the current and prior periods, with a net loss of $2,950,165 for the nine months ended May 31, 2015 (the “Period”) and an accumulated deficit of $67,666,710 as at May 31, 2015.

The Company’s cash and cash equivalents balance at May 31, 2015 is $7,580,276 and working capital is $7,316,167 (calculated by adding back the deferred flow-through share premium of $489,473 and the liability for warrants denominated in foreign currency of $870,118 to the net current assets of $5,956,576). Management intends to finance operating expenditures over the next twelve months with funds currently on hand and/or through equity financing. Given the continuation of weak investor sentiment and capital market conditions in the junior resource sector, there exists a material uncertainty as to the Company’s ability to raise additional funds on favourable terms. As at May 31, 2015, the Company is required to incur additional Canadian exploration expenses (“CEE”) of $400,000, $1,604,690 and $2,099,999 by September 30, 2015, December 31, 2015 and December 31, 2016, respectively. These amounts represent the remaining balances of the required expenditures resulting from the flow-through private placement completed in December 2014 and the prospectus offering completed in May 2015. The Company’s expenditures on other discretionary exploration and development activities have some scope for flexibility in terms of amount and timing, which can be adjusted accordingly.

These unaudited condensed consolidated interim financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary should the going concern assumption be inappropriate, and those adjustments could be material.

These unaudited condensed consolidated interim financial statements have been reviewed and approved by the Company’s Audit Committee and the Board of Directors on July 13, 2015.

2.	Basis of Presentation

a)	Statement of Compliance and Basis of Presentation

These unaudited condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

Avalon Rare Metals Inc.	Page 5

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2015
(unaudited)

2.	Basis of Presentation (continued)

These unaudited condensed consolidated interim financial statements do not contain all disclosures required by IFRS and accordingly should be read in conjunction with the Company’s consolidated annual financial statements for the year ended August 31, 2014.

These unaudited condensed consolidated interim financial statements have been prepared on a going concern basis using the historical cost basis, except for certain financial instruments which are measured at fair value in accordance with the policies disclosed in Note 3 of the Company’s consolidated annual financial statements for the year ended August 31, 2014.

b)	Basis of Consolidation

These unaudited condensed consolidated interim financial statements include the accounts of the Company and the entities controlled by the Company. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

These unaudited condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries, 8110131 Canada Inc., Nolava Minerals Inc. (“Nolava”), Avalon Rare Metals Ltd. (“ARML”), Avalon Rare Metals Processing Inc. (“ARMP”) and Avalon Rare Metals Processing LLC (“ARMLLC”). Nolava, ARML, ARMP and ARMLLC are incorporated in the United States of America (“USA”). ARML, ARMP and ARMLLC have not carried on any significant operations since their inception. During the year ended August 31, 2012, 8110131 Canada Inc. acquired certain net smelter returns (“NSR”) royalty interests in the Company’s properties which were held by third parties. Nolava had held certain mining claims in Utah, USA and had conducted exploration work on those mining claims during fiscal year 2011 to fiscal year 2014. ARMP was dissolved on February 11, 2015. All intercompany transactions and balances have been eliminated on consolidation of the accounts.

3.	Summary of Significant Accounting Policies

These unaudited condensed consolidated interim financial statements have been prepared using the same accounting policies, significant accounting judgments and estimates, and methods of computation as the annual consolidated financial statements of the Company as at and for the year ended August 31, 2014, as described in Note 3 of those financial statements, with the exception of the impact of certain amendments to accounting standards or new interpretations issued by the IASB, which are applicable for annual periods beginning on or after January 1, 2014.

The Company adopted the following new standards in preparing these condensed consolidated interim financial statements:

	a)	IAS 32, Financial Instruments: Presentation

IAS 32, Financial Instruments: Presentation (“IAS 32”) was amended by the IASB in December 2011. The amendment clarifies that an entity has a legally enforceable right to offset financial assets and financial liabilities if that right is not contingent on a future event and it is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. The adoption of the amendments to IAS 32 did not have an impact on the Company's condensed consolidated interim results of operations, financial position and disclosures.

Avalon Rare Metals Inc.	Page 6

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2015
(unaudited)

3.	Summary of Significant Accounting Policies (continued)

	b)	IAS 36, Impairment of Assets

IAS 36, Impairment of Assets (“IAS 36”) was amended by the IASB in May 2013. The amendments require the disclosure of the recoverable amount of impaired assets when an impairment loss has been recognized or reversed during the period and additional disclosures about the measurement of the recoverable amount of impaired assets when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is used to measure the recoverable amount. The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014. The adoption of the amendments to IAS 36 did not have an material impact on the Company's condensed consolidated interim results of operations, financial position and disclosures.

	c)	IFRIC 21, Levies

IFRIC 21, Levies (“IFRIC 21”) was amended by the IASB in June 2013. IFRIC 21 provides guidance on the accounting for levies within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The main features of IFRIC 21 are: (i) the obligating event that gives rise to a liability to pay a levy is the activity that triggers the payment of the levy, as identified by legislation, and (ii) the liability to pay a levy is recognized progressively if the obligating event occurs over a period of time. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The adoption of the amendments to IFRIC 21 did not have an impact on the Company's condensed consolidated interim results of operations, financial position and disclosures.

4.	Recent Accounting Pronouncements

The following pronouncements are issued but not yet effective:

a)	IFRS 9, Financial Instruments

IFRS 9, Financial instruments (“IFRS 9”) was issued by the IASB in July 2014 and will replace IAS 39, Financial Instruments: recognition and measurement (“IAS 39”). IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released in July 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of this standard and amendments on its consolidated financial statements.

b)	IFRS 15, Revenue from Contracts and Customers

IFRS 15, Revenue from Contracts and Customers (“IFRS 15”) was issued by the IASB in May 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2017. The Company is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

Avalon Rare Metals Inc.	Page 7

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2015
(unaudited)

5.	Exploration and Evaluation Assets

	September 1,		Impairment	May 31,
	2014	Expenditures	Loss	2015
For the Period
Separation Rapids Lithium-Tantalum Project(a)	$5,089,720	$374,572	$-	$5,464,292
East Kemptville Tin-Indium Project (b)	1,857,161	679,932	-	2,537,093
Miramichi Tin Project (c)	178,109	5,466	-	183,575
Warren Township Anorthosite Project (d)	-	6,406	(6,406)	-
Other (g)	15,000	-	-	15,000

	$7,139,990	$1,066,376	$(6,406)	$8,199,960

	September 1,		Impairment	August 31,
	2013	Expenditures	Loss	2014
For the year ended August 31, 2014
Separation Rapids Lithium-Tantalum Project(a)	4,582,324	507,396	-	5,089,720
East Kemptville Tin-Indium Project (b)	1,416,242	440,919	-	1,857,161
Miramichi Tin Project (c)	175,021	3,088	-	178,109
Warren Township Anorthosite Project (d)	-	6,802	(6,802)	-
Spor Mountain Rare Metals Project (e)	-	19,246	(19,246)	-
Apex Rare Metals Project (f)	125,246	31,115	(156,361)	-
Other (g)	-	15,000	-	15,000

	$6,298,833	$1,023,566	$(182,409)	$7,139,990

Avalon Rare Metals Inc.	Page 8

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2015
(unaudited)

5.	Exploration and Evaluation Assets (continued)

	a)	Separation Rapids Lithium-Tantalum Project, Ontario

The Company owns a 100% interest in certain claims and a mining lease in the Paterson Lake area of Ontario.

	b)	East Kemptville Tin-Indium Project, Nova Scotia

During the year ended August 31, 2007, the Company was granted a special exploration licence to search and prospect for all minerals except for coal, salt, potash and uranium within four claims in the East Kemptville area of Yarmouth, Nova Scotia.

On December 11, 2012, the Province of Nova Scotia granted the Company a new special licence (the “2012 Licence”) and the Company was required to incur additional exploration expenditures of $1,500,000 by the Special Licence expiry date November 1, 2014 (of which $632,050 had been incurred during the term of the 2012 Licence). In September 2014, the Company submitted an application for a new Special Licence reflecting the entire original mine site. During the quarter ended May 31, 2015, by Order in Council, the Government of Nova Scotia approved this application. The current Special Licence has a term of three years beginning February 2, 2015 and includes an obligation to incur $5.25 million in expenditures over the three years including $750,000 in the first year (of which $263,933 had been incurred by May 31, 2015).

The Company also has a number of regular exploration licences covering certain claims in the same proximity to the claims covered under the Special Licence.

	c)	Miramichi Tin Project, New Brunswick

The Company owns a 100% interest in certain claims located in York County, New Brunswick, which were staked by the Company during the year ended August 31, 2012.

	d)	Warren Township Anorthosite Project, Ontario

The Company owns a 100% interest in certain claims located near Foleyet, Ontario, which were staked by the Company during the year ended August 31, 2003. During the year ended August 31, 2013, the Company entered into a Mining Lease with the Province of Ontario under the Mining Act of Ontario covering these claims.

No substantial work has been carried out on the Warren Township project during the last four years and no work was planned or budgeted for fiscal 2015. In addition, no new potential customer has been identified for the project’s calcium feldspar product. The current outlook as at May 31, 2015 for the Warren Township project remains unchanged. It is management’s view that the fair value of this project has been significantly impaired and has estimated the recoverable amount of this project as at May 31, 2015 to continue to be $Nil, and accordingly the expenditures of $6,406 incurred during the Period have been written off as an impairment loss.

Avalon Rare Metals Inc.	Page 9

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2015
(unaudited)

5.	Exploration and Evaluation Assets (continued)

	e)	Spor Mountain Rare Metals Project, Utah

The Company owned a 100% interest in certain claims located in Juab County, Utah, USA, which were staked by the Company during the year ended August 31, 2011.

No economically significant mineralization was encountered during the 2012 drilling program and after careful review of the drilling results and geological data gathered from the 2013 field work program, the Company reduced the number of claims significantly at the end of August 2013. No additional work program was planned or budgeted for fiscal 2014. The Company estimated the recoverable amount (which is the fair value less costs of disposal) of this project as at August 31, 2013 to be $nil and accordingly, the costs incurred to that date on this project of $1,494,508 were written off as an impairment loss during the year ended August 31, 2013. On August 31, 2014, the Company abandoned the remaining claims of this project, and accordingly the expenditures of $19,246 incurred during the year ended August 31, 2014 were written off as an impairment loss.

	f)	Apex Rare Metals Project, Utah

The Company owned a 100% interest in certain claims located in Washington County, Utah, USA, which were staked by the Company during the year ended August 31, 2011. On August 31, 2014, the Company abandoned these claims, and accordingly the expenditures incurred to August 31, 2014 of $156,361 had been written off as an impairment loss.

	g)	Other Resource Properties

The Company has a 100% interest in several claims in the Lilypad Lakes Tantalum Property, a 2.0% NSR interest in certain claims of the East Cedartree Gold Property located near Kenora, Ontario, and a 2.4% NSR interest in the Wolf Mountain Platinum-Palladium Project.

Avalon Rare Metals Inc.	Page 10

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2015
(unaudited)

6.	Property, Plant and Equipment

	Nechalacho		Computer
	REE Project		and Office	Exploration	Leasehold
	(a)	Airstrip	Equipment	Equipment	Improvement	Total
Cost
As at September 1, 2013	$92,969,193	$646,860	$325,242	$671,583	$98,796	$94,711,674
Additions	8,537,809	-	18,372	-	-	8,556,181
Disposals	-	-	(12,955)	-	-	(12,955)
As at August 31, 2014	101,507,002	646,860	330,659	671,583	98,796	103,254,900
Additions	1,385,696	-	-	-	-	1,385,696
Disposals	-	-	(29,103)	-	(4,202)	(33,305)
As at May 31, 2015	$102,892,698	$646,860	$301,556	$671,583	$94,594	$104,607,291
Accumulated Depreciation
As at September 1, 2013	$-	$132,098	$174,800	$441,850	$47,528	$796,276
Depreciation expense	-	31,292	51,693	68,920	15,775	167,680
Disposals	-	-	(12,955)	-	-	(12,955)
As at August 31, 2014	-	163,390	213,538	510,770	63,303	951,001
Depreciation expense	-	21,591	31,439	36,183	11,832	101,045
Disposals	-	-	(26,793)	-	(4,202)	(30,995)
As at May 31, 2015	$-	$184,981	$218,184	$546,953	$70,933	$1,021,051
Net Book Value
As at August 31, 2014	$101,507,002	$483,470	$117,121	$160,813	$35,493	$102,303,899
As at May 31, 2015	$102,892,698	$461,879	$83,372	$124,630	$23,661	$103,586,240

Avalon Rare Metals Inc.	Page 11

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2015
(unaudited)

6.	Property, Plant and Equipment (continued)

	a)	Nechalacho REE Project, Northwest Territories

During the year ended August 31, 2005, the Company acquired a 100% interest in five mining leases covering the Nechalacho rare earth elements deposit (“Nechalacho Deposit”) located at Thor Lake in the Mackenzie Mining District of the Northwest Territories. In addition, three mineral claims were staked in 2009 to cover favourable geology to the west of the mining leases.

The property was subject to two underlying NSR royalty agreements, one for a 3.0% royalty and one for a 2.5% royalty. During the year ended August 31, 2012, the Company bought out the 3.0% NSR royalty for a cash payment of $2.0 million. The remaining 2.5% NSR royalty can be bought back at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date, which currently approximates $1.4 million.

During the year ended August 31, 2012, the Company entered into an accommodation agreement (the “Accommodation Agreement”) with the Deninu K’ue First Nation (“DKFN”). The DKFN is one of three Akaitcho bands who have used, occupied and have constitutionally protected aboriginal rights with respect to the lands on which the Nechalacho Deposit in the Northwest Territories is located.

The Accommodation Agreement provides for business and employment opportunities for the DKFN related to the Nechalacho Deposit and associated facilities in the Northwest Territories and contains measures to mitigate environmental and cultural impacts that may result from the project development. The Accommodation Agreement also commits the DKFN to supporting timely completion of the environmental assessment, permitting and development processes of the Nechalacho REE Project, and provides for the DKFN to participate in the project economics.

In conjunction with the Accommodation Agreement, the Company had issued an aggregate of 10,000 common shares of the Company and agreed to grant an aggregate of 50,000 non-transferrable common share purchase warrants of the Company to the DKFN. The common shares are subject to certain contractual restrictions on transfer pending receipt of certain regulatory permits and approvals for the Nechalacho REE Project. As at May 31, 2015, the Company has issued 30,000 warrants with a weighted average exercise price of $0.91 per share to the DKFN and these warrants have a weighted average remaining contract life of 3.2 years. The remaining 20,000 warrants will be issued in two instalments of 10,000 warrants per year over the next two years on the anniversary of the effective date (July 31, 2012) of the Accommodation Agreement. These warrants will have a term of five years and will have an exercise price based on the then-current market price of the Company’s common shares at the date of issue of the warrants, and will be subject to statutory restrictions on resale.

7.	Deferred Flow-Through Share Premium

A summary of the changes in the deferred flow-through share premium amount is set out below:

Balance – September 1, 2013	$-
Increase relating to flow-through common shares issued	115,771
Decrease relating to CEE incurred	(115,771)

Balance – August 31, 2014	-
Increase relating to flow-through common shares issued	641,397
Decrease relating to CEE incurred	(151,924)

Balance – May 31, 2015	$489,473

Avalon Rare Metals Inc.	Page 12

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2015
(unaudited)

8.	Warrants Denominated in Foreign Currency

The following table reconciles the outstanding warrants (with an exercise price in a currency that is not the functional currency of the Company) to purchase common shares of the Company at the beginning and end of the respective reporting periods:

	Number
	of Warrants	Amount

Balance – September 1, 2013	-	$-
Issued pursuant to prospectus offering	6,466,513	2,200,946
Increase (Decrease) in fair value	-	(480,324)

Balance – August 31, 2014	6,466,513	1,720,622
Increase (Decrease) in fair value	-	(850,504)

Balance – May 31, 2015	6,466,513	$870,118

These warrants are denominated in US$ and each warrant is exercisable into a common share of the Company at the original exercise price of US$0.56 per share commencing on December 13, 2014 until June 13, 2021 (“US$ Warrant”) and is subject to certain anti-dilution provisions, which may reduce the exercise price, with a floor of US$0.5095 per share. The adjusted exercise price as calculated by the anti-dilution provisions as at May 31, 2015 is US$0.5264.

In accordance with IAS 32 Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement, the fair value of these warrants had been classified as a financial liability at fair value through profit or loss and recorded at fair value at the time of issuance, and are re-measured at each financial statement reporting date. The fair value of these warrants has been re-measured as at May 31, 2015 using the Black-Scholes pricing model with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.15%; expected life of 6.0 years; and expected volatility of 68%, and the resulting change in value has been recorded as decrease in fair value of warrants denominated in foreign currency in the statement of comprehensive loss.

9.	Share Capital

	a)	Authorized

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

Avalon Rare Metals Inc.	Page 13

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2015
(unaudited)

9.	Share Capital (continued)

b)	Common Shares Issued and Outstanding

	Number	Amount

Balance – September 1, 2013	103,796,986	$149,379,724
Issued pursuant to:
equity offerings	22,186,700	10,267,476
other arrangement	10,000	6,371
exercise of options	350,000	443,481
Issuance costs – common shares issued	-	(684,474)
Issuance costs – compensation warrants issued	-	(60,780)
Other issuance costs - cash	-	(682,542)
Price premium of flow-through shares issued	-	(115,771)

Balance – August 31, 2014	126,343,686	158,553,485
Issued pursuant to:
equity offerings (i) (ii) (iii)	26,391,796	7,936,631
exercise of options	50,000	15,282
Issuance costs - cash	-	(884,067)
Issuance costs – compensation warrants issued	-	(92,761)
Price premium of flow-through shares issued	-	(641,397)

Balance – May 31, 2015	152,785,482	$164,887,173

i)

In September 2013, the Company entered into a sales agreement (the “Sales Agreement”) with Cowen and Company, LLC (“Cowen”), pursuant to which the Company may, at its discretion and from time to time during the term of the Sales Agreement, sell, through Cowen, as agent and/or principal, such number of the Company’s common shares as would result in aggregate gross proceeds to the Company of up to US$25,000,000. Sales of common shares will be made through “at the market” issuances on the NYSE MKT at the market price prevailing at the time of each sale, and, as a result, prices may vary.

The Company filed a prospectus supplement, dated September 24, 2013, pursuant to which the Company may issue up to US$8,100,000 in common shares using the Sales Agreement (each prospectus supplement is limited to 10% of the market value of the Company at the end of the month prior to filing) (the “First Supplement”). The Company may file additional prospectus supplements in the future to qualify the distribution of additional common shares up to the limit US$25,000,000.

The Company will pay Cowen a commission, or allow a discount, equal to 3.0% of the gross proceeds of all common shares sold under the Sales Agreement.

Pursuant to the Sales Agreement, as at August 31, 2014, the Company had issued 2,860,389 common shares for gross proceeds of $2,166,337 (US$2,001,401) and paid cash commissions totaling $64,990 (US$60,042). During the year ended August 31, 2014, the Company had also incurred other costs (primarily related to the preparation of the Sales Agreement and the First Supplement) of $399,032, of which $162,568 had been recognized as share issuance costs as at August 31, 2014, and the balance of $236,464 has been recorded as prepaid transaction costs. These costs will be charged as share issuance costs against future proceeds raised on a pro rata basis as the balance of the US$6,098,599 in additional common shares are sold and issued under the First Supplement.

Avalon Rare Metals Inc.	Page 14

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2015
(unaudited)

9.	Share Capital (continued)

During the Period, the Company has issued 6,567,791 common shares for gross proceeds of $1,689,051 (US$1,438,515) pursuant to the Sales Agreement and paid cash commissions totaling $50,671 (US$43,155). The Company has also incurred other ongoing issuance costs of $99,300 and has recognized a pro rata share of the prepaid transaction costs of $55,776 as share issuance costs. As at May 31, 2015, the balance of the prepaid transaction costs is $180,688.

ii)

On December 19, 2014, the Company completed a private placement (the “Private Placement”) and issued 8,981,781 flow-through common shares at $0.27 per share for gross proceeds of $2,425,081, of which 185,000 flow-through shares were issued to Mr. Donald Bubar, who is a director and the President and CEO of the Company.

In connection with the Private Placement, the Company paid finders’ fees of $142,508, incurred other issuance costs of $23,652 and issued 527,806 non-transferrable finder’s compensation warrants. Each compensation warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.27 per share from June 20, 2015 to December 19, 2016. The estimated fair value of the compensation warrants totaled $32,618. The fair values of these compensation warrants were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.01%; expected life of 2.0 years; and expected volatility of 62%.

The excess of the cash consideration received over the market price of the Company’s shares at the date of the announcement of the flow-through share financing totaling $449,089 was recorded as a deferred flow-through share premium liability on the consolidated statement of financial position on December 19, 2014.

During the quarter ended February 28, 2015, the Company renounced CEE of $2,425,081 to the subscribers of the Flow-Through Shares with the effective date of December 31, 2014.

As at May 31, 2015, the Company has incurred CEE of $820,391 related to the Private Placement and the balance of $1,604,690 is to be incurred by December 31, 2015. Accordingly, the Company has recognized a pro rata amount of the flow-through share premium of $151,924 through the consolidated statement of comprehensive loss as a deferred income tax recovery with a corresponding reduction to the deferred flow-through share premium liability.

iii)

On May 27, 2015, the Company completed a prospectus offering (the “Prospectus Offering”) and issued 6,410,254 flow-through common shares at $0.39 per share and 4,431,970 Units at $0.34 per Unit (the “Unit Price”) for total gross proceeds of $4,006,869, of which 50,000 Units were issued to the spouse of Mr. Donald Bubar. Mr. Bubar is a director and the President and CEO of the Company. Each Unit consists of one common share and one-half of one non-transferrable common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.425 per share, until November 27, 2016.

The fair value of the warrant component of the Unit was estimated at $0.0502. Using the relative fair value method, $0.2984 and $0.0416 of the Unit Price was allocated to the share component and the warrant component of the Unit respectively. The fair value of the warrant was estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 0.63%; expected life of 1.5 years; and expected volatility of 69%.

In connection with the Prospectus Offering, the Company paid cash commission of $240,412, incurred other issuance costs of $296,451 and issued 650,533 non-transferrable compensation warrants. Each compensation warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.34 per share until November 27, 2016. The estimated fair value of the compensation warrants totaled $63,044. The fair values of these compensation warrants were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 0.63%; expected life of 1.5 years; and expected volatility of 69%.

Avalon Rare Metals Inc.	Page 15

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2015
(unaudited)

9.	Share Capital (continued)

Cash issuance costs and the estimated fair value of the compensation warrants were allocated on a pro-rata basis between the warrants and common shares issued as part of the Prospectus Offering. The warrants issued as part of the Units were allocated $24,703 and $2,901 of the cash issuance costs and the value of the compensation warrants, respectively. The remaining $512,160 of the cash issuance costs and $60,143 of the value of the compensation warrants were allocated to the common shares issued as part of the Prospectus Offering.

The excess of the cash consideration received over the market price of the Company’s shares at the date of the announcement of the flow-through share financing totaling $192,308 was recorded as a deferred flow-through share premium liability on the consolidated statement of financial position on May 27, 2015.

iv)

In November 2013, the Company entered into a share purchase agreement (the "Purchase Agreement") with Lincoln Park Capital Fund, LLC ("LPC") pursuant to which the Company may sell up to US$30,000,000 of the Company’s common shares to LPC over the 36 month term of the Purchase Agreement, and completed an initial purchase of 4,375,000 common shares at a price of US$0.64 per share for aggregate gross proceeds of $2,954,000 (US$2,800,000) (the "Initial Purchase") plus additional purchases totaling 600,000 common shares for additional proceeds of $370,403 (US$337,060). The Company issued 918,521 common shares to LPC as a commitment fee for entering into the Purchase Agreement, and will issue up to an additional 918,521 common shares as compensation on a pro rata basis as the US$30,000,000 purchase amount is funded (of which 96,049 common shares have been issued as at May 31, 2015).

The Company has the right, in its sole discretion, to sell up to an additional US$26,862,940 worth of common shares to LPC, from time to time and on such terms and conditions as are described in the Purchase Agreement. The purchase price for any additional sales of common shares will be based on prevailing market prices of the common shares immediately preceding any notice of sale without any fixed discount. Under the terms of the Purchase Agreement, the Company has control over the timing and amount of any future sale of common shares subject to certain conditions, and LPC is obligated to make such purchases, if and when the Company presents LPC with a valid purchase notice. There are no upper price limitations, negative covenants or restrictions on the Company's future financing activities, but the closing price of the common share on the NYSE MKT must not be less than US$0.50 on the purchase date. The Company may terminate the Purchase Agreement at any time, at its sole discretion, without any cost or penalty. LPC has also agreed not to cause or engage in any manner whatsoever, in any direct or indirect short selling or hedging of the common shares.

The Company filed a prospectus supplement, dated November 27, 2013, pursuant to which the Company may issue up to US$8,500,000 in common shares using the Purchase Agreement (each prospectus supplement is limited to 10% of the market value of the Company at the end of the month prior to filing). The Company may file additional prospectus supplements in the future to qualify the distribution of the remaining common shares to be issued under the Purchase Agreement.

The Company did not issue any common shares under the Purchase Agreement during the Period.

Avalon Rare Metals Inc.	Page 16

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2015
(unaudited)

9.	Share Capital (continued)

	c)	Warrants

The following table reconciles the warrants outstanding to purchase common shares of the Company at the beginning and end of the respective reporting periods:

			Weighted
	Number		Average
	of Warrants		Exercise Price

Balance – September 1, 2013	20,000		$1.115
Issued pursuant to equity offerings	1,222,500		0.600
Issued pursuant to Accommodation Agreement	10,000		0.490

Balance – August 31, 2014	1,252,500	(1)	0.607
Issued pursuant to equity offerings (b(iii))	2,215,985		0.425

Balance – May 31, 2015	3,468,485		$0.491

(1) Does not include the 6,466,513 US$ Warrants as disclosed below.

The outstanding warrants have a weighted average remaining contract life of 1.7 years.

The warrants reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled instruments issued by the Company to various stakeholders.

As disclosed in Note 8, the Company also has 6,466,513 US$ Warrants outstanding as at May 31, 2015. The adjusted exercise price per share is US$0.5264 as at May 31, 2015. The US$ Warrants are exercisable until June 13, 2021.

The Company is also required to issue the following warrants:

i)

as disclosed in Note 6(a), issue 20,000 warrants to the DKFN in two installments of 10,000 warrants per year over the next two years on the anniversary of the effective date of the Accommodation Agreement (July 31); and

ii)	issue 20,000 warrants to the Northwest Territory Métis Nation in two equal instalments of 10,000 warrants upon the Nechalacho REE Project meeting certain milestones.

d)	Share Based Payments

The shareholders have approved a Stock Option Plan (the “Plan”) that provides for the issue of up to 10% of the number of issued and outstanding common shares of the Company to eligible employees, directors and service providers of the Company.

The Plan authorizes the granting of options to purchase common shares of the Company at a price equal to or greater than the closing price of the shares on either the trading day prior to the grant or the day of the grant. The options generally vest over a period of up to four years, and generally have a term of two to five years (but can have a maximum term of up to 10 years).

Avalon Rare Metals Inc.	Page 17

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2015
(unaudited)

9.	Share Capital (continued)

The following table reconciles the stock options outstanding at the beginning and end of the respective reporting periods:

		Weighted
	Number	Average
	of Options	Exercise Price

Balance – September 1, 2013	8,585,250	$2.59
Granted	2,530,000	0.66
Exercised	(350,000)	0.72
Expired	(825,000)	1.50
Forfeited	(1,310,000)	3.78

Balance – August 31, 2014	8,630,250	2.02
Granted	1,900,000	0.27
Exercised	(50,000)	0.22
Expired	(650,250)	2.17
Forfeited	(225,000)	2.51

Balance – May 31, 2015	9,605,000	$1.66

As at May 31, 2015, there were 6,368,750 options vested (August 31, 2014 – 4,990,250) with an average exercise price of $2.02 (August 31, 2014 - $2.63).

The share based payments reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled compensation options issued by the Company to its directors, officers, employees and consultants.

The estimated fair value of options earned during the Period was $780,107 (2014 - $1,162,515), of which $90,617 (2014 - $134,613) was capitalized to property, plant and equipment, $53,688 (2014 - $17,402) was capitalized as exploration and evaluation assets, $2,710 (2014 - $68) was charged to operations as general exploration expenses with the balance of $633,092 (2014 - $1,010,432) charged to operations as share based compensation expense.

The fair value of each option granted is estimated at the time of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including expected life of the option award, share price volatility and other assumptions. The expected life of options granted is derived from historical data on employee exercises and post-vesting employment termination behavior. Expected volatility is based on the historic volatility of the Company’s shares. These assumptions involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest.

Avalon Rare Metals Inc.	Page 18

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2015
(unaudited)

9.	Share Capital (continued)

The weighted average assumptions for grants during the Period and the year ended August 31, 2014 are as follows:

	May 31,	August 31,
	2015	2014

Exercise price	$0.27	$0.66
Closing market price on day preceding date of grant	$0.27	$0.66
Risk-free interest rate	1.05%	1.45%
Expected life (years)	2.9	3.9
Expected volatility	62%	73%
Expected dividend yield	Nil	Nil
Grant date fair value	$0.12	$0.36
Forfeiture rate	18%	15%

The following table summarizes information concerning outstanding and exercisable options as at May 31, 2015:

			Weighted Average
	Number of Options		Remaining
Option Price Range	Outstanding	Exercisable	Contractual Life

$8.00 - $8.62	300,000	300,000	0.9 years
$4.00 - $4.99	700,000	637,500	1.1 years
$3.00 - $3.99	575,000	512,500	1.3 years
$2.00 - $2.99	1,075,000	975,000	1.0 years
$1.00 - $1.99	2,050,000	1,437,500	2.3 years
$0.50 - $0.99	2,705,000	1,102,500	3.4 years
$0.21 - $0.49	2,200,000	1,403,750	3.7 years

	9,605,000	6,368,750

e)	Brokers’ Compensation Warrants

The following table summarizes information concerning outstanding brokers’ compensation warrants as at the beginning and end of the respective reporting periods:

	Number of	Weighted
	Compensation	Average
	Warrants	Exercise Price

Balance - September 1, 2013	-	$-
Issued pursuant to equity offerings	554,273	0.61

Balance – August 31, 2014	554,273	0.61
Issued pursuant to equity offerings	1,178,339	0.31

Balance – May 31, 2015	1,732,612	$0.43	(1)

(1)

554,273 of the compensation warrants outstanding as at August 31, 2014 and throughout the Period are denominated in US$. The effect of the change in the foreign exchange rate between the Canadian$ and the US$ has been reflected in the weighted average exercise price as at May 31, 2015.

Avalon Rare Metals Inc.	Page 19

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2015
(unaudited)

9.	Share Capital (continued)

The brokers’ compensation warrants reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled compensation instruments issued by the Company to external service providers.

As at May 31, 2015, the Company has the following compensation warrants outstanding:

(i)	554,273 compensation warrants with an exercise price of US$0.56 per common share, which are exercisable until June 13, 2017;

(ii)	527,806 compensation warrants with an exercise price of $0.27 per common share, which will be exercisable from June 20, 2015 until December 19, 2016;

(iii)	650,533 compensation warrants with an exercise price of $0.34 per common share, which are exercisable until November 27, 2016.

10.	Write-off of Land Acquisition Option Payments

The Company’s initial purchase option on a land parcel in Geismar, Louisiana expired on December 1, 2013, and accordingly, the option payments made totaling $175,104 for the initial purchase option were written off during the year ended August 31, 2014. The Company had entered into a new purchase option with a different property owner on a different land parcel in Geismar, Louisiana during the year ended August 31, 2014. This new option expired on December 14, 2014. Payments totaling $212,960 were paid for the new purchase option and this amount has been written off during the Period.

11.	Related Party Disclosures

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of the transactions between the Company and other related parties are disclosed below:

	a)	Trading transactions

There had been no material trading transactions (other than those disclosed in Notes 9(b)(ii) and 9(b)(iii)) with related parties during each of the three and nine month periods ended May 31, 2015 and 2014.

	b)	Compensation of key management personnel

The remuneration of directors and other members of the Company’s senior management team during each of the three and nine months ended May 31, 2015 and 2014 are as follows:

	Three Months Ended		Nine Months Ended
	May 31,	May 31,	May 31,	May 31,
	2015	2014	2015	2014

Salaries, benefits and directors’ fees	$442,552	$566,662	$1,458,330	$1,975,281
Share based compensation(1)	134,907	320,054	568,388	935,618

	$577,459	$886,716	$2,026,718	$2,910,899

(1)	Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

Avalon Rare Metals Inc.	Page 20

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2015
(unaudited)

12.	Financial Instruments

IFRS 7 establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1	quoted prices in active markets for identical assets or liabilities;
Level 2	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and
Level 3	inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The fair value of the Company’s warrants denominated in a currency that is not the functional currency of the Company is based on Level 2 inputs that are observable for the liability such as interest rate, dividend yield and historical volatility.

Fair Values

Except as disclosed elsewhere in these financial statements, the carrying amounts for the Company’s financial instruments approximate their fair values because of the short-term nature of these items.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

The Company is not exposed to any significant credit risk as at May 31, 2015. The Company’s cash and cash equivalents are either on deposit with two major Canadian Chartered banking groups in Canada or invested in bankers’ acceptance notes or guaranteed investment certificates issued by two major Canadian Chartered banking groups. The Company’s receivables primarily consist of Goods and Services Tax/Harmonized Sales Tax receivable, government grants and refundable security deposits with various federal and provincial governments and are therefore not subject to significant credit risk.

Liquidity risk

Liquidity risk is the risk that an entity will not be able to meet its financial obligations as they come due. The Company has in place a planning and budgeting process to assist in determining the funds required to support the Company’s normal operating requirements on an on-going basis and its plans for exploration and development expenditures. The Company ensures that there are sufficient funds to meet its short-term requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

As at May 31, 2015, the Company has current assets of $8,370,614 and current liabilities of $2,414,038. Working capital of the Company is $7,316,167 (calculated by adding back the deferred flow-through share premium of $489,473 and the liability for warrants denominated in foreign currency of $870,118 to the net current assets of $5,956,576).

Repayments due by period as of May 31, 2015:

	Within	1-3	4-5
	1 Year	Years	Years	Total

Accounts payable and accrued liabilities	$1,054,447	$-	$-	$1,054,447
Services and purchase contracts	211,146	-	-	211,146
Operating lease obligations	303,887	623,584	498,823	1,426,294

	$1,569,480	$623,584	$498,823	$2,691,887

Avalon Rare Metals Inc.	Page 21

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2015
(unaudited)

12.	Financial Instruments (continued)

Market risk

(i)	Interest rate risk

The Company has significant cash and cash equivalents balances and it has no interest-bearing debt. The Company’s current policy is to invest its excess cash in highly liquid money market investments such as bankers’ acceptance notes, treasury bills and GICs. These short term money market investments are subject to interest rate fluctuations.

(ii)	Foreign currency risk

The Company’s functional currency is the Canadian dollar. The majority of the Company’s purchases are transacted in Canadian dollars. As at May 31, 2015, the Company had cash held in bank accounts of US$151,289 and accounts payable of US$59,522 denominated in US currency.

(iii)	Price risk

The prices of metals and minerals fluctuate widely and are affected by many factors outside of the Company’s control. The prices of metals and minerals and future expectation of such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may impact the Company’s ability to raise equity financing for its long term working capital requirements.

Sensitivity analysis

Considering the Company’s budgeted expenditures for the next three months and nine months and its current cash and cash equivalents balance at May 31, 2015 of $7,580,275, with other variables held constant, sensitivity to a plus or minus 25 basis points change in interest rates would not have any significant effect on the Company’s net loss over a three months or nine months period.

The Company had cash of US$151,289 and accounts payable of US$59,522 denominated in US currency as at May 31, 2015 and its anticipated on-going expenditures transacted in US dollars for the next three months and nine months period are approximately US$105,000 and US$235,000 respectively. If the Canadian dollar weakens (or strengthens) 5% against the US dollar with other variables held constant, it would not have any significant effect on the Company’s expenditures over a three months or nine months period.

Avalon Rare Metals Inc.	Page 22

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2015
(unaudited)

13.	Supplemental Cash Flow Information

Non-cash financing and investing transactions not reflected in the Condensed Consolidated Interim Statements of Cash Flows for the three and nine months ended May 31, 2015 and 2014 are as follows:

	Three Months Ended		Nine Months Ended
	May 31,	May 31,	May 31,	May 31,
	2015	2014	2015	2014

Share based compensation capitalized as property, plant and equipment (note 9d)	$16,779	$65,662	$90,617	$134,613
Share based compensation capitalized as exploration and evaluation assets (note 9d)	21,486	9,800	53,688	17,402
Common shares issued pursuant to the Participation Agreement and capitalized as property, plant and equipment	-	-	-	6,371
Depreciation expense capitalized as property, plant and equipment	19,258	-	57,774	-

	$57,523	$75,462	$202,079	$158,386

14.	Events After the Reporting Period

Subsequent to the nine months ended May 31, 2015, the Company:

a)

granted an aggregate of 470,000 stock options with a weighted average exercise price of $0.30 per share to certain employees of the Company. The weighted average contract life of these options was 4.5 years; and

	b)	had 550,000 stock options with a weighted average exercise price of $1.66 per share expire.

Avalon Rare Metals Inc.	Page 23